SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

THE HOWARD HUGHES CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267D107

(CUSIP Number)

Steve Fraidin

Steve Milankov

Pershing Square Capital Management, L.P

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,484,684(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,484,684(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,484,684(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(2)
14	TYPE OF REPORTING PERSON IA

(1)	Includes Series A-2 warrants (“Warrants”) currently exercisable for 1,916,667 shares of common stock par value $0.01 per share (“Common Shares”) of The Howard Hughes Corporation (the “Issuer”).
(2)	This calculation is based on 39,714,838 Common Shares outstanding as of November 4, 2015 as reported in the Issuer’s 10-Q filed on November 9, 2015 and 1,916,667 Common Shares issuable upon exercise of the Warrants.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,484,684(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,484,684(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,484,684(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(4)
14	TYPE OF REPORTING PERSON OO

(3)	Includes Warrants currently exercisable for 1,916,667 Common Shares.
(4)	This calculation is based on 39,714,838 Common Shares outstanding as of November 4, 2015 as reported in the Issuer’s 10-Q filed on November 9, 2015 and 1,916,667 Common Shares issuable upon exercise of the Warrants.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,484,684(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,484,684(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,484,684(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(6)
14	TYPE OF REPORTING PERSON IN

(5)	Includes Warrants currently exercisable for 1,916,667 Common Shares.
(6)	This calculation is based on 39,714,838 Common Shares outstanding as of November 4, 2015 as reported in the Issuer’s 10-Q filed on November 9, 2015 and 1,916,667 Common Shares issuable upon exercise of the Warrants.

Item 1.	Security and Issuer

This amendment No. 4 to Schedule 13D relates to the Schedule 13D filed on November 19, 2010, as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Shares”), of The Howard Hughes Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

This amendment No. 4 to Schedule 13D is being filed as a result of the extension of certain Swaps and ordinary course rebalancing transactions in which the Pershing Square Funds purchased and sold Common Shares and Warrants among themselves, unwound certain Swaps and established corresponding new Swaps. There were no changes in the aggregate Subject Shares owned by the Pershing Square Funds (or in their aggregate notional economic exposure to Common Shares under Swaps) as a result of such transactions.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(c) Exhibit 99.11, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares, Warrants and Swaps that were effected during the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On December 31, 2015, the Reporting Persons, on behalf of the Pershing Square Funds, extended certain Swaps and, in ordinary course rebalancing transactions, purchased and sold Common Shares and Warrants among themselves, unwound certain Swaps and established corresponding new Swaps. There were no changes in the aggregate notional economic exposure the Pershing Square Funds have to Common Shares under Swaps as a result of such transactions. The Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in the swap contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.11: Trading Data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement*

Exhibit 99.2	Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and GGP*

Exhibit 99.3	Registration Rights Agreement, dated November 9, 2010, among Pershing Square, on behalf of the Pershing Square Funds, Blackstone, and Issuer*

Exhibit 99.4	Standstill Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer*

Exhibit 99.5	Shareholder Letter Agreement, dated November 9, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and Issuer*

Exhibit 99.6	Warrant Agreement, dated November 9, 2010, between Issuer and Mellon*

Exhibit 99.7	Trading data*

Exhibit 99.8	Trading data*

Exhibit 99.9	Trading data*

Exhibit 99.10	Trading data*

Exhibit 99.11	Trading data

*	Previously Filed